EXHIBIT 21

ASTRONICS CORPORATION

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Ownership Percentage	State (Province), Country of Incorporation
Astronics Test Systems, Inc.	100%	Delaware, USA
DME Corporation	100%	Florida, USA
Astronics AeroSat Corporation	100%	New Hampshire, USA
Luminescent Systems, Inc.	100%	New York, USA
Astronics Air, LLC	100%	New York, USA
Max-Viz, Inc.	100%	Oregon, USA
Peco, Inc.	100%	Oregon, USA
Ballard Technology, Inc.	100%	Washington, USA
Astronics Advanced Electronic Systems Corp.	100%	Washington, USA
LSI - Europe B.V.B.A.	100%	Belgium
Luminescent Systems Canada, Inc.	100%	Quebec, Canada
PGA Electronic s.a.	100%	France
Astronics France	100%	France
Astronics Air II LLC	100%	New Hampshire, USA
Armstrong Aerospace, Inc.	100%	Illinois, USA